Exhibit 99.1

POET Technologies Refreshes “At-the-Market” Public Offering in the United States

Toronto, Ontario, September 1, 2023 – POET Technologies Inc. (the “Company”) (TSXV: PTK; NASDAQ: POET) is pleased to announce that it has entered into an equity distribution agreement dated September 1, 2023 (the “Equity Distribution Agreement”) with Craig-Hallum Capital Group LLC as sales agent (“Craig-Hallum” or the “Agent”), pursuant to which the Company has resumed its “at-the-market” equity offering program (the “ATM Program”) in the United States. Pursuant to the ATM Program, the Company may, at its discretion and from time-to-time during the term of the Equity Distribution Agreement, issue and sell, through the Agent, such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$30 million. Sales of the Company’s common shares, if any, through the Agent will be made through “at-the-market” issuances, including, without limitation, sales made directly on the Nasdaq Stock Market in the United States. The Equity Distribution Agreement will terminate upon the issuance and sale of all of the common shares under the ATM Program, unless terminated earlier, with notice, by the Company or the Agent at any time.

The offer and sale of the common shares under the ATM Program will be made by means of a prospectus supplement dated September 1, 2023 to the Company’s base shelf prospectus dated August 18, 2023 (collectively, the “Prospectus”) included in the U.S. registration statement on Form F-3 (the “Registration Statement”), which Registration Statement was declared effective by the United States Securities and Exchange Commission on August 18, 2023. The ATM Program continues the Company’s relationship with Craig-Hallum as Agent and succeeds the Company’s prior “at-the-market” equity sales program established on June 29, 2023 in Canada and the United States. The prior program was suspended on August 5, 2023 upon the expiry of the Company’s previous Canadian short form base shelf prospectus dated June 30, 2021 and a related U.S. registration statement on Form F-10, which included the base shelf prospectus, and the applicable equity distribution agreement pertaining to the prior program has been terminated.

The Company intends to use the net proceeds from the ATM Program, if any, for general working capital purposes related to research and development of its optical engines for transceivers and light source modules for the AI market, capital asset purchases and selling, general and administrative expenses. Since the common shares will be distributed at market prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the Equity Distribution Agreement.

Prospective investors should read in the Registration Statement and the Prospectus and the documents incorporated by reference therein for more complete information about the Company and the ATM Program, including the proposed use of proceeds thereof, before making any investment decisions. The Prospectus will be available on SEDAR at www.sedar.com, and the Registration Statement and the Prospectus can be found on EDGAR at www.sec.gov. Copies of the Prospectus may also be obtained by contacting Craig-Hallum Capital Group LLC, Attention: Equity Capital Markets, 222 South 9th Street, Suite 350, Minneapolis, Minnesota 55402, by telephone at (612) 334-6300, or by email at prospectus@chlm.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or an exemption from registration or qualification, under the securities laws of any such jurisdiction.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the net proceeds of the ATM Program (if any).

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the Company’s ability to complete the offering in the manner described, or at all, the receipt of all required regulatory approvals with respect to the offering, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customer’s products, the capabilities of its operations, including its joint venture, the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, delays or changes of plan with respect to the securities offering described herein, including with respect to the proceeds thereof, if any, termination of the offering in accordance with its terms, the dilutive effects of the offering, market conditions, the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customer’s products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the Company’s ability to raise additional capital if necessary. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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